UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number 001-39968
TELUS International (Cda) Inc.
(Registrant’s name)
Floor 5, 510 West Georgia Street
Vancouver, BC V6B 0M3
Tel.: (604) 695-3455
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: August 2, 2024	By:	/s/ Gopi Chande
	Name:	Gopi Chande
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1
News Release dated August 2, 2024 – “TELUS Digital reports second quarter 2024 results, delivering consistently strong cash flows despite prolonged macroeconomic pressures; revises the full-year outlook and announces executive leadership appointments”